Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

NABIL SALAMA, individually and on behalf of all others similarly situated,
Plaintiff,

v.

IRWIN D. SIMON, JODI BUTTS, DAVID CLANACHAN, JOHN M. HERHALT, DAVID HOPKINSON, THOMAS LOONEY, RENAH PERSOFSKY, and TILRAY BRANDS, INC.,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) )

	C.A. No. 2024-	-

VERIFIED STOCKHOLDER CLASS ACTION COMPLAINT

Plaintiff Nabil Salama, on behalf of himself and all other similarly situated public stockholders of Tilray Brands, Inc. (“Tilray” or the “Company”), brings this Verified Stockholder Class Action Complaint (“Complaint”) against Tilray and the members of its board of directors (the “Board”), namely: Irwin D. Simon, Jodi Butts, David Clanachan, John M. Herhalt, David Hopkinson, Thomas Looney, and Renah Persofsky (collectively, the “Individual Defendants”). Plaintiff’s allegations are based upon his knowledge as to himself and as to all other matters upon information and belief, including the investigation conducted by his undersigned attorneys, a review of public information, news reports, and documents filed with the U.S. Securities and Exchange Commission (“SEC”).

INTRODUCTION

1.       A recent amendment to the Delaware General Corporation Law (“DGCL”) specifies a votes-cast standard for certain types of charter amendments.1 The new statutory standard, however, specifically does not apply where a corporation’s charter provides for a different voting standard applicable to those types of charter amendments. The Fourth Amended and Restated Certificate of Incorporation of Tilray Brands, Inc. (the “Certificate”)2 so provides.

2.          Nonetheless, in the definitive proxy statement that the Company filed with the SEC on September 27, 2024 (the “2024 Proxy”) in connection with the annual meeting of Tilray stockholders to be held on November 21, 2024 (the “2024 Annual Meeting”), the Board incorrectly informed stockholders that a lower, votes-cast standard applied to a proposal to approve an increase in the number of shares of common stock authorized under the Certificate purportedly from 1,198,000,000 to 1,416,000,000 (the “2024 Authorized Shares Proposal”).3 The Board also made related incorrect disclosures concerning the effect that abstentions and broker non-votes4, if any, would have on the 2024 Authorized Shares Proposal.

3.           In an attempt to fix these errors at minimum expense, Plaintiff sent a

1 See 8 Del. C. § 242(d) (“Section 242(d)”).
2 The Certificate is attached hereto as Exhibit A.
3 As demonstrated below, notwithstanding the Board’s representation in the 2024 Proxy, the Certificate actually only provides for the issuance of up to 980,000,000 common shares. See infra Section II.
4 Broker non-votes occur where the beneficial holder of a share does not provide voting instructions and the holder’s broker is not authorized to vote the share in its own discretion.

letter to the Board detailing the issues and demanding their correction.5 In his Demand, Plaintiff identified the incorrect language in the 2024 Proxy, pointed to the relevant Certificate language requiring that “the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock” be voted in favor of any propose to increase or decrease the authorized number of shares, and discussed the text and legislative synopsis of Section 242(d).

4.          On October 24, 2024, Tilray’s general counsel sent to Plaintiff’s counsel a cursory email rejecting the Demand without analysis or discussion.6

5.          Interestingly, this is not the first time that the Company has proceeded with a stockholder vote to increase the number of authorized shares of common stock available under the Certificate predicated on a false and misleading proxy. On September 27, 2023, the Company filed a definitive proxy statement with the SEC (the “2023 Proxy”) in connection with the annual meeting of Tilray stockholders held on November 21, 2023 (the “2023 Annual Meeting”), at which it sought stockholder approval of a proposal to approve an increase in the number of shares of common stock authorized under the Certificate from 980,000,000 to 1,198,000,000 and (the “2023 Authorized Shares Proposal”). As in the 2024 Proxy, the Board incorrectly informed stockholders that the lower, votes-cast standard applied to the 2023 Authorized Shares Proposal and incorrectly stated the effect that abstentions and

5 A copy of this correspondence, dated October 21, 2024 (the “Demand”), is attached hereto as Exhibit B.
6 A copy of this email, dated October 24, 2024 (the “Rejection”) is attached hereto as Exhibit C.

broker non-votes, if any, would have on the proposal.

6.         On November 22, 2023, the Board announced that the 2023 Authorized Shares Proposal had carried. In fact, however, the proposal did not garner the necessary number of votes required under the standard provided for in the Certificate.

7.         The perfunctory Rejection of the Demand, as well as its prior application of the wrong voting standard to the 2023 Authorized Shares Proposal, make it clear that the Board intends to tabulate stockholder votes in accordance with the incorrect voting standard identified in the 2024 Proxy. Because the Company is poised to proceed with a defective vote predicated upon materially false disclosures, Plaintiff brings this action seeking expedited relief to compel corrective disclosures and ultimately keep the Board from compromising Tilray’s capital structure. Plaintiff also brings this action to remedy the harm inflicted on Tilray and its stockholders resulting from the Board improperly increasing the number of shares of common stock available for issuance based on the (failed) 2023 Authorized Shares Proposal.

PARTIES

A.          Plaintiff

8.           Dr. Nabil Salama is a Tilray stockholder and has held Tilray stock at all times relevant to the wrongdoing complained of herein.

B.          Defendants

9.           Tilray Brands, Inc. is a Delaware corporation that maintains its principal executive offices in Leamington, Ontario, Canada. The Company describes itself as a global lifestyle consumer products company and offers a portfolio of brands and products including medical and adult-use cannabis, craft beer, spirits, beverages, and hemp foods.

10.         Irwin D. Simon has been the Company’s President, Chief Executive Officer, and Chairman of the Board since May 2021.

11.         Jodi Butts has been a member of the Board since May 2021.

12.         David Clanachan has been a member of the Board since May 2021.

13.         John M. Herhalt has been a member of the Board since May 2021.

14.         David Hopkinson has been a member of the Board since May 2021.

15.         Thomas Looney has been a member of the Board since May 2021.

16.         Renah Persofsky has been a member of the Board since May 2021.

SUBSTANTIVE ALLEGATIONS

I.	Article IV.B of the Certificate Sets Forth the Voting Standard Applicable to Any Amendment to Increase the Number of Shares Authorized Thereunder.

17.       The General Assembly enacted Section 242(d) in 2023 to establish a new default voting standard for Delaware corporations seeking to increase or decrease the number of shares authorized for issuance under their charters. Section 242(d) provides in relevant part:

(d) ...     unless otherwise expressly required by the certificate of incorporation: ...

(2) An amendment to increase or decrease the authorized number of shares of a class of capital stock ... may be made and effected, without obtaining the vote or votes of stockholders otherwise required by subsection (b) of this section if ... a vote of the stockholders entitled to vote thereon, voting as a single class, is taken for and against the proposed amendment, and the votes cast for the amendment exceed the votes cast against the amendment ....

18.        The “unless otherwise expressly required by the certificate of incorporation” lead-in to Section 242(d), however, unambiguously provides that the statutory votes-cast standard will not apply where corporate charters specify an alternative voting threshold applicable to amendments that would increase or decrease the number of authorized shares.

19.       The legislative synopsis, consistent with the statutory lead-in, speaks to what charter language constitutes a proper “opt-out” from Section 242(d) or “opt-in” to “the majority of outstanding shares” voting standard set forth in Section 242(b) of the DGCL:

Notably, the “unless otherwise expressly required by the certificate of incorporation” lead-in to subsection (d) permits a corporation to “opt in” to the stockholder votes that otherwise would be required under subsection (b) in connection with any subdivision or combination of the issued shares or increase or decrease in the authorized number of shares contemplated by subsection (d). Any such provision in the certificate of incorporation must expressly state that the stockholder vote otherwise required under subsection (b) is required to adopt any amendment to the certificate of incorporation specified in subsection (d) or must expressly “opt out” of the provisions of subsection (d). A general recitation in the certificate of incorporation of the vote generally required under subsection (b) without a specific reference to the amendments specified in subsection (d) is not sufficient.

S.B. No. 114, 152nd Gen. Assem. (Del. 2023) (emphasis added).

20.      When Section 242(d) was codified, numerous law firms recognized that charter-specified voting thresholds expressly applicable to the amendment(s) in Section 242(d) would continue to govern. By way of example and not limitation:

●
“The new §242(d) provides that the eliminated or reduced stockholder approval thresholds will govern ‘unless otherwise expressly required by the certificate of incorporation.’ Accordingly, if a corporation’s existing charter expressly requires the preexisting stockholder approval thresholds, those historic thresholds will continue to govern. If a corporation’s board of directors determines that the amendments provided by the new §242(d) are not desirable, such boards should consider amending their charter to either specifically opt out of §242(d) or expressly provide that the stockholder approval thresholds otherwise required by §242(b) will govern. ... Boards of directors interested in taking advantage of the lowered stockholder voting thresholds offered by §242(d) should review their existing charters and amend them if they contain conflicting language.”[7]

●
“Notably, the inclusion in a certificate of incorporation of the vote generally required under Section 242(b) without a specific reference to the type of charter amendments described above (i.e., to effect a reverse stock split or increase or reduce the number of authorized shares) will not be considered an opt-in.”[8]

7 Baker Hostetler LLP, Delaware Implements Amendments to the Delaware General Corporation Law, Effective as of Aug. 1, 2023 (Aug. 21, 2023) (emphasis added), available online at: https://www.bakerlaw.com/insights/delaware-implements-amendments-to-the- delaware-general-corporation-law-effective-as-of-aug-1-2023/.
8 Jones Walker LLP, Delaware Governor Signs Into Law Amendments to the DGCL and Delaware   Alternative   Entity   Statutes   (July   19,   2023),   available   at:

●
“In order to qualify for this reduced voting threshold ... the certificate of incorporation must not contain language[] expressly requiring a vote pursuant to Section 242(b) in order to approve a reverse stock split or change in authorized shares that would otherwise qualify for the reduced voting threshold permitted under Section 242(d).”[9]

21.         The language in Tilray’s Certificate clearly specifies the vote “that otherwise would be required under subsection (b)” of Section 242, as well as the type of “amendment to the certificate of incorporation specified in subsection (d)[,]” namely: “[a]n amendment to increase or decrease the authorized number of shares of a class of capital stock[.]” Specifically, Article IV, Section (B) provides that:

The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock, or Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Company entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, or Common Stock unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock (a “Certificate of Designation”).

(“Article IV.B”, which provides the “Applicable Voting Standard” (emphasis added, original emphasis omitted)).

https://natlawreview.com/article/delaware-governor-signs-law-amendments-to-dgcl-and- delaware-alternative-entity.
9 Bayard, P.A., Delaware General Corporation Updates Enacted Into Law (July 26, 2023) available at: https://www.bayardlaw.com/insights/delaware-general-corporation-updates- enacted-into-law.

II.	Tilray Issues the 2023 Proxy and Misrepresents the Applicable Voting Standard and Effects of Abstentions and Broker Non-Votes.

22.         Prior the 2023 Annual Meeting, the Certificate authorized the issuance of up to 980,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of September 26, 2023, there were 723,282,580 shares of common stock issued and outstanding, with another 32,199,140 reserved for issuance. Tilray has not issued preferred stock.

23.        On September 27, 2023, the Company filed the 2023 Proxy, through which the Board solicited stockholder approval of the 2023 Authorized Shares Proposal. As the Board stated in the 2023 Proxy:

The Board has unanimously approved an amendment (the “Authorized Shares Proposal”) to the Charter to increase the number of authorized shares of capital stock from 990,000,000 to 1,208,000,000, consisting of 1,198,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value$0.0001 per share. The Authorized Shares Proposal only increases the number of authorized shares of Common Stock and will not change the number of authorized shares of preferred stock.10

24.         In soliciting stockholder approval of the 2023 Authorized Shares Proposal, however, Defendants misstate the applicable voting standard:

10 (emphasis omitted).

*          *          *

Elsewhere in the 2023 Proxy, Defendants likewise misstated that approval of the 2023 Authorized Shares Proposal “require[d] the affirmative ‘FOR’ vote of at least a majority of the voting power shares of common stock casting votes in person (online during the virtual meeting) or by proxy at the Annual Meeting by the holders entitled to vote thereon.”

25.       That is not the applicable standard. The Certificate specifically provides the Applicable Voting Standard—i.e., “the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares”—that had to be satisfied for the 2023 Authorized Shares Proposal to carry. The votes-cast standard in Section 242(d) did not apply to the 2023 Authorized Shares Proposal.

26.        Stockholders were not apprised that the 2023 Authorized Shares Proposal was subject to the Applicable Voting Standard, which required the affirmative vote of all outstanding shares, and not just the majority of the votes cast. To the contrary, the Company falsely represented that the lower votes-cast standard would be applied.

27.       Relatedly, Defendants’ disclosures concerning the effect of abstentions and broker non-votes with respect to the 2023 Authorized Shares Proposal were also erroneous. The Board incorrectly advised stockholders that “[a]bstentions [would not be] counted as votes cast and [would] have no effect on the vote on this proposal” and “if there [were] any broker non-votes, they [would] not be counted as votes cast, and they [would] have no effect on the vote on this proposal.” Contrary to these disclosures, the Applicable Voting Standard required that both abstentions and broker non-votes, if any, have the effect of votes against the 2023 Authorized Shares Proposal.

28.        Stockholders were entitled to disclosure of these material facts and, absent corrective disclosures, they were unable to cast a fully informed vote on the 2023 Authorized Shares Proposal.

29.        On November 22, 2023, the Company filed a Form 8-K Current Report announcing the purported voting results and claiming that the 2023 Authorized Shares Proposal was “formally approved by the vote of the Company’s stockholders at the Annual Meeting”:

Proposal	For	Against	Abstain
2023 Authorized Shares Proposal	208,635,941	85,221,063	9,036,357

30.        While the 2023 Authorized Shares Proposal would have passed under the incorrect votes-cast standard, the number of votes for the measure fell far short of the actual number required—namely, 361,641,291 affirmative votes—under the

Applicable Voting Standard.11

31.        On December 4, 2023, the Company filed the Certificate amendment contemplated by the 2023 Authorized Shares Proposal with the Delaware Secretary of State.

32.         Accordingly, the Individual Defendants breached their fiduciary duties by not only making material misstatements in advance of stockholders’ vote on the 2023 Authorized Shares Proposal failed, but also by implementing an amendment to the Certificate notwithstanding that the underlying proposal failed.

III.	Tilray Issues the 2024 Proxy and Misrepresents the Applicable Voting Standard and Effects of Abstentions and Broker Non-Votes.

33.        On September 27, 2024, the Company filed the 2024 Proxy, through which the Board is soliciting stockholder approval of the 2024 Authorized Shares Proposal. As the Board stated in the 2024 Proxy:

The Board has unanimously approved an amendment (the “Authorized Shares Proposal”) to the Charter to increase the number of authorized shares of capital stock from 1,208,000,000 to 1,426,000000, consisting of 1,416,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value
$0.0001 per share. The Authorized Shares Proposal only increases the number of authorized shares of Common Stock and will not change the number of authorized shares of preferred stock.[12]

34.         In soliciting stockholder approval of the 2024 Authorized Shares Proposal, however, Defendants misstate the applicable voting standard:

11 There were 723,282,580 shares of common stock outstanding and entitled to vote as of September 26, 2023, the record date for the 2023 Annual Meeting.
12 (emphasis omitted)

*          *          *

Elsewhere in the 2024 Proxy, Defendants likewise misstate that approval of the 2024 Authorized Shares Proposal “requires the affirmative ‘FOR’ vote of at least a majority of the voting power shares of common stock casting votes in person (online during the virtual meeting) or by proxy at the 2024 Annual Meeting by the holders entitled to vote thereon.”

35.       That is not the applicable standard. The Certificate specifically provides the Applicable Voting Standard—i.e., “the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares”—that must be satisfied for the 2024 Authorized Shares Proposal to carry. The votes-cast standard in Section 242(d) does not apply to the 2024 Authorized Shares Proposal.

36.        Stockholders have not been apprised that the 2024 Authorized Shares Proposal is subject to the Applicable Voting Standard, which requires the affirmative vote of all outstanding shares, and not just the majority of the votes cast. To the contrary, the Company has represented that standard will not be applied.

37.         Relatedly, Defendants’ disclosures concerning the effect of abstentions and broker non-votes with respect to the 2024 Authorized Shares Proposal were also erroneous. The Board incorrectly advised stockholders that “[a]bstentions are not counted as votes cast and will have no effect on the vote on this proposal” and “if there are any broker non-votes, they will not be counted as votes cast, and they will have no effect on the vote on this proposal.” Contrary to these disclosures, the Applicable Voting Standard requires that both abstentions and broker non-votes, if any, have the effect of votes against the 2024 Authorized Shares Proposal.13

38.        Stockholders are entitled to disclosure of these material facts and, absent corrective disclosures, they will be unable to cast a fully informed vote on the 2024 Authorized Shares Proposal.

IV.	Plaintiff Attempts to Fix the Issues Concerning the 2024 Proxy without Litigation but Is Rebuffed.

39.        Hoping that the Board would recognize its error without the expenditure of time and resources attendant to litigation, on October 21, 2024, Plaintiff sent his Demand to the Board outlining the issues with the 2024 Proxy.

40.       In his Demand, Plaintiff flagged the incorrect language in the 2024 Proxy for the Board, pointing to the voting standard in Article IV.B. Plaintiff provided authority from this Court deeming material voting standard disclosures and disclosures concerning the effect of abstentions and broker non-votes. Plaintiff also

13 The Board also misrepresents the total number of shares available for issuance under the Certificate. The 2023 Authorized Shares Proposal did not receive the necessary number of shares for it to carry and, as such, the number of shares of common stock and capital stock available for issuance are not 1,198,000,000 and 1,208,000,000 shares, respectively, but 980,000,000 and 990,000,000 shares, respectively.

noted that SEC rules and regulations likewise mandate that these disclosures be accurate. Plaintiff explained why Section 242(d) did not apply to the 2024 Authorized Shares Proposal and specifically pointed to the legislative synopsis of Section 242(d) confirming that the Applicable Voting Standard specified in the Certificate controls. The Demand ran more than four pages to exhaustively explain the matter.

41.       In response, on October 24, 2024, Tilray’s general counsel sent Plaintiff’s counsel a four-sentence email rejecting the Demand. In the Rejection, Tilray did not discuss, much less refute, any of the authority cited or analysis provided by Plaintiff, stating simply, “we respectfully disagree with your interpretation of applicable Delaware law.”

42.        Because the Board provided no reasoning, it is unclear on what basis it “disagree[d]” with the analysis set forth in Plaintiff’s Demand. There is no room for disagreement on the application of Article IV.B — the Certificate provides otherwise, per the lead-in to Section 242(d). And even if Section 242(d)’s lead-in were unclear— it is not—the Applicable Voting Standard set forth in Article IV.B does what the legislative synopsis says is required for the votes-cast standard to not apply.

43.        At base, Defendants are attempting to avail themselves of that less stringent standard by sidestepping the plain language of the Certificate — precisely the result the General Assembly intended to prevent by including the “unless otherwise expressly required by the certificate of incorporation” lead-in to Section 242(d).

44.         Tilray is now poised to proceed with a defective stockholder vote and,

thereafter, potentially issue ultra vires shares predicated upon a failure of authorization, which would compromise the Company’s capital structure. Equitable relief—including injunctive relief precluding the Company from proceeding under an incorrect voting standard—is necessary to safeguard the stockholder franchise.

CLASS ACTION ALLEGATIONS

45.        Plaintiff, a stockholder of the Company, brings this action as a class action pursuant to Rule 23 of the Rules of the Court of Chancery of the State of Delaware on behalf of all similarly situated holders of shares of Tilray common stock (the “Class”). Excluded from the Class are the Defendants named herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

46.         This action is properly maintainable as a class action.

47.         The Class is so numerous that joinder of all members is impracticable.

48.         The Class is so numerous that joinder of all members is impracticable.

As of September 26, 2023, the record date for the 2023 Annual Meeting, there were 723,282,580 shares of Tilray common stock outstanding. As of September 26, 2024, the record date for the 2024 Annual Meeting, there were 875,444,828 shares of Tilray common stock outstanding.

49.         There are questions of law and fact common to the Class, including, inter alia, whether:

a.	Whether the Individual Defendants breached their fiduciary duties by misstating the voting standard applicable to and effect of abstentions and broker non-votes with respect to the 2023 Authorized Shares Proposal and 2024 Authorized Shares Proposal;

b.	Whether the Individual Defendants breached their fiduciary duties by filing the invalid Certificate amendment contemplated by the 2023 Authorized Shares Proposal with the Delaware Secretary of State;

c.	Whether the Class has been or will be harmed by the Individual Defendants’ conduct; and

d.	Whether the Class is entitled to declaratory relief, injunctive relief, and/or damages.

50.        Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and in this Court.

51.         Plaintiff’s claims are typical of those of the other members of the Class.

52.         Plaintiff has no interests that are adverse to the Class.

53.       The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class, which may as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede other members’ ability to protect their interests. Litigation of separate actions would also create the risk of establishing incompatible standards of conduct for the party opposing the Class.

54.         Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy, and common questions of law and fact predominate over individual inquiries.

COUNT I
DECLARATORY RELIEF
(against Defendant Tilray)

55.         Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

56.       The Individual Defendants named herein caused the Company to adopt the materially false and misleading 2023 and 2024 Proxies, which misstated the voting standard applicable to the 2023 and 2024 Authorized Shares Proposals, as well as the effect of abstentions and broker non-votes.

57.        The Company has made clear through the implementation of the amendment to the Certificate contemplated by the 2023 Authorized Shares Proposal and Rejection that the Board intends to employ the incorrect voting standard in connection with the 2024 Authorized Shares Proposal, which risks irreparable harm to the Class by altering the Company’s capitalization through issuance of stock that is not authorized under the Company’s Certificate.

58.         Plaintiff is entitled to a declaration that the 2023 Proxy was materially false and misleading and that the amendment to the Certificate pursuant to the 2023 Authorized Shares Proposal was not validly authorized by Tilray’s stockholders.

59.        Plaintiff also is entitled to a declaration that the 2024 Proxy is materially false and misleading and, if the 2024 Proxy is not corrected, that any amendment to the Certificate pursuant to the 2024 Authorized Shares Proposal was not validly authorized by Tilray’s stockholders.

60.         As a result of the Company’s violation of Delaware law, Plaintiff and the Class have been and will be injured.

61.         Plaintiff and the Class have no adequate remedy at law.

COUNT II
BREACH OF FIDUCIARY DUTY
(against the Individual Defendants)

62.         Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

63.        The Individual Defendants owe Plaintiff and the Class the utmost fiduciary duties of care and loyalty, which include an obligation to act in good faith, with candor, and, when soliciting votes, to make accurate material disclosures to Company stockholders.

64.        By misstating the threshold of affirmative votes necessary for the 2023 Authorized Shares Proposal to carry under the Certificate and the effect of abstentions and broker non-votes, the Individual Defendants denied Plaintiff and the Class full and accurate disclosure of information material to their vote on the 2023 Authorized Shares Proposal in breach of their fiduciary duties.

65.        The Individual Defendants further breached their fiduciary duties by implementing the amendment to the Certificate contemplated by the 2023

Authorized Shares Proposal on the basis of the misleading 2023 Proxy,

66.        By misstating the threshold of affirmative votes necessary for the 2024 Authorized Shares Proposal to carry under the Certificate and effect of abstentions and broker non-votes, the Individual Defendants have denied Plaintiff and the Class full and accurate disclosure of information material to their vote on the 2024 Authorized Shares Proposal in breach of their fiduciary duties.

67.        As a result, Plaintiff and the Class have been and will continue to be harmed because the Individual Defendants have interfered with the fully informed exercise of Tilray stockholders’ franchise.

68.         Plaintiff and the Class do not have an adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of the Class, requests entry of an order:

A.        Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative, and appointing Plaintiff’s counsel as Class counsel;

B.        Enjoining Defendants from holding a vote on the 2024 Authorized Shares Proposal until all material information is disclosed so that Class members may cast a fully informed vote and from implementing the amendment to the Certificate contemplated by the 2024 Authorized Shares Proposal if such implementation is based on the current form of the 2024 Proxy on file with the SEC;

C.         Declaring and decreeing that the Individual Defendants have each breached their fiduciary duties by issuing false and materially misleading disclosures in connection with soliciting Tilray stockholders’ approval of the 2023 and 2024 Authorized Shares Proposals and by implementing the amendment to the Certificate contemplated by the 2023 Authorized Shares Proposal;

D.          Declaring and decreeing that the amendment of the Certificate pursuant to the 2023 Authorized Shares Proposal was not validly authorized by Tilray stockholders and that any shares issued pursuant to it are ultra vires and invalid;

E.        Declaring and decreeing that any amendment of the Certificate pursuant to the 2024 Authorized Shares Proposal that is predicated upon materially false and misleading disclosures in the 2024 Proxy would not be validly authorized by Tilray stockholders;

F.          Ordering ratification and/or validation of any amendments of the Certificate implemented based on the 2023 Authorized Shares Proposal and/or 2024 Authorized Shares Proposal;

G.          Awarding Plaintiff and the Class the costs and expenses of the action, including reasonable attorneys’ fees and costs; and

H.          Granting such other and further relief as may be just and equitable in the circumstances.

Ashby & Geddes, P.A.

Of Counsel:	/s/ F. Troupe Mickler IV
F. Troupe Mickler IV (#5361) 500 Delaware Avenue, 8th Floor
Fields Kupka & Shukurov LLP William J. Fields Christopher J. Kupka Samir Shukurov	P.O. Box 1150 Wilmington, DE 19899 (302) 654-1888
141 Tompkins Ave, Suite 404 Pleasantville, NY 10570 (212) 231-1500	Attorneys for Plaintiff Nabil Salama

Kaskela Law LLC D. Seamus Kaskela Adrienne Bell 18 Campus Blvd., Suite 100 Newtown Square, PA 19073 (484) 258-1585

Dated: October 31, 2024